Geron Corporation 149 Commonwealth Drive Menlo Park CA 94025 +1 650 473 7700 main +1 650 473 7701 fax www.geron.com

July 10, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Abigail Jacobs or
Mary Beth Breslin

Re:	Geron Corporation
Registration Statement on Form S-3 (File No. 333-225184)
Request for Acceleration

Dear Ms. Breslin and Ms. Jacobs:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on July 12, 2018 or as soon thereafter as is practicable.

The registrant requests that it be notified of such effectiveness by a telephone call to Olivia Bloom at (650) 473-7718, or in her absence, Andrew Good at (650) 473-7738.

Sincerely,

GERON CORPORATION

/s/ Olivia Bloom

Olivia K. Bloom
Executive Vice President, Finance and Chief Financial Officer

cc:	Chadwick L. Mills, Esq.